UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

AMERCO
(Name of Issuer)

Common Stock, $0.25 par value per share
(Title of Class of Securities)

023586100
(CUSIP Number)

Laurence J. DeRespino
2727 North Central Avenue
Phoenix, Arizona 85004
(602) 263-6788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Edward J. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 10,897,889 (1)
	9.	Sole Dispositive Power 3,458,592 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,897,889 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 55.6% (1)
14.	Type of Reporting Person IN, OO

(1)  See Item 5 below.

(2)  Represents approximately 17.6% of the Company’s currently outstanding Common Stock.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Mark V. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 10,897,889 (3)
	9.	Sole Dispositive Power 3,813,713 (4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,897,889 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 55.6% (3)
14.	Type of Reporting Person IN, OO, CO

(3)  See Item 5 below.

(4)  Represents approximately 19.5% of the Company’s currently outstanding Common Stock.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person James P. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 (5)
	8.	Shared Voting power 10,897,889 (5)
	9.	Sole Dispositive Power 1,866,861 (6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,897,889 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 55.6% (5)
14.	Type of Reporting Person IN, PN

(5)  See Item 5 below.

(6)  Represents approximately 9.5% of the Company’s currently outstanding Common Stock.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Rosemarie T. Donovan
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 10,897,889 (7)
	9.	Sole Dispositive Power 334,250 (8)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,897,889 (7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 55.6% (7)
14.	Type of Reporting Person OO

(7)  See Item 5 below.

(8)  Represents approximately 1.7% of the Company’s currently outstanding Common Stock.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person David L. Holmes
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 10,897,889 (9)
	9.	Sole Dispositive Power 334,250 (10)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,897,889 (9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 55.6% (9)
14.	Type of Reporting Person OO

(9)  See Item 5 below.

(10)  Represents approximately 7.3% of the Company’s currently outstanding Common Stock.

Introduction

This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D filed on July 13, 2006, as amended by Amendment No. 1 filed on March 9, 2007, as amended by Amendment No. 2 filed on June 26, 2009 and as amended by Amendment No. 3 filed on May 1, 2013 (the “Schedule 13D”), which relates to a group consisting of Edward J. Shoen, Mark V. Shoen, James P. Shoen, Rosemarie T. Donovan, as Trustee of seven separate irrevocable trusts, each dated July 12, 2013, and David L. Holmes, as Trustee of three separate irrevocable “C” trusts, each dated December 20, 1982, each individually and/or on behalf of the various entities as applicable (the “Reporting Persons”) with respect to the common stock, $0.25 par value per share (the “Common Stock”), of AMERCO (the “Company”).

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

(j)The Reporting Persons are party to that certain Stockholder Agreement, as amended, dated June 30, 2006 (the “Stockholder Agreement”), pursuant to which the Reporting Persons have agreed to vote their Common Stock as one block in accordance with the terms and conditions therein.  The Stockholder Agreement automatically renews on July 1 of each successive year, unless a Reporting Person provides written notice by June 1, to all other Reporting Persons of its intent to withdraw from the Stockholder Agreement.

On December 14, 2015, James P. Shoen (the “Withdrawing Reporting Person”) provided written notice to the other Reporting Persons that he intends to withdraw from the Stockholder Agreement, which withdrawal will be effective on June 30, 2016, and that he is resigning as proxy under the Stockholder Agreement.  The Withdrawing Reporting Person shall remain subject to the Stockholder Agreement until the effective date of such withdrawal, which is expected to occur before the Company’s next annual meeting of stockholders.

No other material changes.

Item 5. Interest in Securities of the Issuer.

(a)-(b)As set forth below, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock individually and pursuant to trusts or owned entities; as a group (prior to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement); and as a group (subsequent to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement), and each of the Reporting Persons maintains such sole or shared voting power as indicated.  Each of the Reporting Persons continues to maintain sole dispositive power in respect of the shares beneficially owned individually and pursuant to trusts or owned entities of such Reporting Person.  As of December 15, 2015, there were 19,607,788 shares of Common Stock outstanding, which is used as the basis for calculating percentages.

Edward J. Shoen

  Individually and pursuant to trusts or owned entities:  3,458,592; 17.6%
  Group (Prior to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 10,897,889; 55.6% (shared voting power)
  Group (Subsequent to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 9,031,028; 46.1% (shared voting power)

Mark V. Shoen

  Individually and pursuant to trusts or owned entities: 3,813,713; 19.5%
  Group (Prior to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 10,897,889; 55.6% (shared voting power)
  Group (Subsequent to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 9,031,028; 46.1% (shared voting power)

James P. Shoen

  Individually and pursuant to trusts or owned entities: 1,866,861; 9.5%
  Group (Prior to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 10,897,889; 55.6% (shared voting power)
  Group (Subsequent to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): N/A

Rosemarie T. Donovan, as Trustee

  Individually and pursuant to trusts or owned entities : 334,250; 1.7%
  Group (Prior to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 10,897,889; 55.6% (shared voting power)
  Group (Subsequent to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 9,031,028; 46.1% (shared voting power)

David L. Holmes, as Trustee

  Individually and pursuant to trusts or owned entities: 1,424,473; 7.3%
  Group (Prior to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 10,897,889; 55.6% (shared voting power)
  Group (Subsequent to the Withdrawing Reporting Person’s withdrawal under the Stockholder Agreement): 9,031,028; 46.1% (shared voting power)

(c)The Reporting Persons have not effected any transactions in the Company’s Common Stock within the past 60 days.

No other material changes.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the Stockholder Agreement, the Reporting Persons appointed James P. Shoen, and James P. Shoen accepted such appointment, as proxy in order to carry out the terms of the Stockholder Agreement and vote the shares of Common Stock subject thereto in accordance with the terms and conditions of the Stockholder Agreement.  In connection with the notice of withdrawal by the Withdrawing Reporting Person, the Reporting Persons that will remain subject to the Stockholder Agreement intend to replace James P. Shoen as proxy and appoint Edward J. Shoen as proxy, or such other person as determined by the Reporting Persons in accordance with the terms and conditions of the Stockholder Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit

99.1Joint Filing Agreement.

99.2Stockholder Agreement, as amended, dated June  30, 2006, between Edward J. Shoen, individually and as Trustee, James P. Shoen, individually and as General Partner, Mark V. Shoen, individually and as Trustee, Rosemarie T. Donovan, as Trustee, and David Holmes, as Trustee. (Incorporated herein by reference to Exhibit 99.2, filed with the Schedule 13D on May 1, 2013, file number 005-39669).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

/s/ Edward J. Shoen
Edward J. Shoen, individually and as trustee of the MVS 028 Trust

/s/ Mark V. Shoen
Mark V. Shoen, individually, as trustee of the EJS 028 Trust, and as President of Blackwater Investments, Inc.

/s/ James P. Shoen
James P. Shoen, individually and as General Partner of JPS Partners LTD

/s/ Rosemarie T. Donovan
Rosemarie T. Donovan, as trustee of the several Shoen Irrevocable Trusts

/s/ David Holmes
David L. Holmes, as trustee of the several Irrevocable “C” Trusts